FRANK’S INTERNATIONAL, NV Prins Bernhardplein 200 1097 JB, Amsterdam The Netherlands

July 25, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 16, 2013 File No. 333-188536

Ladies and Gentlemen:

Set forth below are the responses of Frank’s International N.V. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 24, 2013, with respect to Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1, File No. 333-188536 (the “Registration Statement”), filed with the Commission on July 16, 2013.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we will hand deliver three full copies of Amendment No. 4, as well as three copies of Amendment No. 4 that are marked to show all changes made since the filing of Amendment No. 3 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 4.

Securities and Exchange Commission

July 25, 2013

General

1.	Please revise the headings “Certain Netherlands Income and Estate Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” to delete the term “certain” therefrom. Please similarly have counsel revise their tax opinions.

RESPONSE:

We acknowledge the Staff’s comment and we have revised the headings on pages 136, 142, II-2 and II-5 of Amendment No. 4 to remove the word “certain.” We have also revised the tax opinions contained in Exhibits 8.1 and 8.2 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Liquidity and Capital Resources, page 60

New Credit Facilities, page 62

2.	Please expand the disclosure to discuss how interest rates on each credit facility will be calculated each three months.

RESPONSE:

We acknowledge the Staff’s comment and we have expanded our disclosure to discuss how interest rates on each credit facility will be calculated for both base rate loans and Eurodollar loans. In addition, we have revised our disclosure to clarify that the timing of interest payments with respect to the Eurodollar loans has no effect on the calculation of the interest. Please see page 63 of Amendment No. 4.

Management, page 93

Committees of the Supervisory Board, page 97

Audit Committee, page 97

3.	Please disclose Mr. Erickson’s relevant experience for purposes of being an audit committee financial expert.

RESPONSE:

We acknowledge the Staff’s comment and we have revised our disclosure to specify Mr. Erikson’s relevant experience that we believe qualifies him as an audit committee financial expert. Please see page 97 of Amendment No. 4.

Certain Netherlands Income and Estate Tax Considerations, page 136

Securities and Exchange Commission

July 25, 2013

4.	The presentation in this section is not clear. The header paragraph indicates that “[a]ll statements as to matters of law and legal conclusions, but not as to factual matters, contained in this discussion, unless otherwise noted, are the opinions of Van Campen Liem (Liem & Partners N.V.).” However, the Introduction paragraph indicates that this is a “summary.” If you retain this presentation, revise throughout this section to make it clear to the reader which are “the matters of law and legal conclusion.”

RESPONSE:

We acknowledge the Staff’s comment and we have revised the presentation in this section to remove all references to the disclosure as a “summary.” Please see page 136 of Amendment No. 4.

Certain U.S. Federal Income Tax Considerations, page 142

5.	The presentation in this section is not clear. In the opening sentence and elsewhere, you refer to this section as a summary. But you also indicate that this section represents the opinion of counsel. More specifically you indicate that “[a]ll statements as to matters of law and legal conclusions, but not as to factual matters, contained in this discussion, unless otherwise noted, are the opinions of Vinson & Elkins L.L.P.” If you retain this presentation, revise throughout this section to make it clear to the reader which are “the matters of law and legal conclusion.”

RESPONSE:

We acknowledge the Staff’s comment and we have revised the presentation in this section to remove all references to the disclosure as a “summary.” Please see pages 142 and 146 of Amendment No. 4.

Securities and Exchange Commission

July 25, 2013

Notes to Unaudited Pro Forma Condensed Financial Statements, page F-9

Note 2. Pro Forma Adjustments and Assumptions, page F-9

Exercise of Conversion Rights, page F-11

6.	Please clarify why the $106 million adjustment representing amounts due to existing owners under the tax receivable agreement is greater than the $77.4 million adjustment to deferred tax asset due to the increase in tax basis of the purchased interests. In this manner, we note the $106 million adjustment represents 85% of the estimated realizable tax benefit resulting from the increase in tax basis of the purchased interests.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to clarify basis for the difference between the under the tax receivable agreement and the deferred tax asset. Please see page F-11 of Amendment No. 4.

Exhibits

7.	Please re-file the form of underwriting agreement to include the exhibits and schedules referred to therein, including the form of lock-up agreement. In that regard, we note that in your response letter dated June 24, 2013, you noted our request to file the lock-up agreements.

RESPONSE:

We acknowledge the Staff’s comment and we have re-filed the underwriting agreement as Exhibit 1.1 to Amendment No. 4 to include all exhibits and schedules referred to therein, including the form of lock-up agreement.

Securities and Exchange Commission

July 25, 2013

8.	Please obtain and file new or revised legality opinions that address each of the following:

•	Exhibit 5.1 should include in the meaning of “non-assessable” that shareholders will have no payment obligations to your creditors. Please see Section II.B.1 of Staff Legal Bulletin No. 19; and

•

Exhibit 8.1 should opine on the tax consequences of the offering, not the manner in which they are described in the registration statement. Counsel should state that the disclosure in the tax sections of the registration statement is its opinion. Please see Section III.C.2 of Staff Legal Bulletin No. 19.

RESPONSE:

We acknowledge the Staff’s comment and have filed with Amendment No. 4 a new Exhibit 5.1, which includes in the meaning of “non-assessable” that shareholders will have no payment obligations to our creditors, and a new Exhibit 8.1, which states clearly that the disclosure contained in “Material Netherlands Income and Estate Tax Considerations” is the opinion of such counsel.

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Securities and Exchange Commission

July 25, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

FRANK’S INTERNATIONAL N.V.

By:	/s/ Mark G. Margavio
Name:	Mark G. Margavio
Title:	Chief Financial Officer

Enclosures

cc:	Mark Wojciechowski (U.S. Securities and Exchange Commission)
John Cannarella (U.S. Securities and Exchange Commission)
Karina V. Dorin (U.S. Securities and Exchange Commission)
Donald Keith Mosing (Frank’s International N.V.)
Brian D. Baird (Frank’s International N.V.)
Douglas E. McWilliams (Vinson & Elkins L.L.P.)
Jeffery K. Malonson (Vinson & Elkins L.L.P.)
Sean T. Wheeler (Latham & Watkins LLP)